

August 24, 2012

<u>Via E-mail</u>
James Chen
Chief Financial Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District, Beijing 102206

> **Re:** **Origin Agritech Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2011**
> **Filed January 20, 2012**
> **File No. 000-51576**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended September 30, 2011

Critical Accounting Policies, page 54

1. We note you incurred net losses for two of the three years presented. In this regard, please revise your disclosure in this section to discuss the risk of failing step one of the impairment test for your remaining goodwill. In addition, please discuss the percentage by which fair value exceeded carrying value as of the most recent step-one test for your remaining goodwill. Such a discussion should provide a description of key assumptions underlying your determination of fair value as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your impairment test. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Write-down of Inventory, page 55

2. Please revise to discuss the risk of additional inventory write-downs. In addition, please provide a description of the key assumptions underlying your determination of inventory amounts as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your analysis. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-4

3. We note you incurred net losses for the 2009 and 2011 fiscal years. However, you reflect net income attributable to non-controlling interests, instead of net losses attributable to non-controlling interests, for each of these fiscal years. In this regard, please tell us the reason(s) that your non-controlling interests shared in net income, instead of net losses, for the 2009 and 2011 fiscal years. In particular, tell us whether your net losses are primarily attributable to a specific subsidiary. In your response, provide us with a table summarizing the operating results of your subsidiaries, along with the related amounts attributable to non-controlling interests for each of your less-than-wholly owned subsidiaries, for each of these fiscal years.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief